AMP PRODUCTIONS, LTD.
500-666 Burrard Street
Vancouver, B.C.  V6C 2X8
tel: (604)639-3178   fax: (604)639-3196

                                                                   April 7, 2006


VIA  EDGAR

Beverly  A.  Singleton
Staff  Accountant
Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  D.C.  20549

     Re:     AMP  PRODUCTIONS,  LTD.
             ITEM  4.01  FORM  8-K,  FILED  MARCH  20,  2006
             FILE  NO.  0-51824

Dear  Ms.  Singleton:

     We are in receipt of your letter dated March 20, 2006. Our copy of the letter arrived by post on April 5, 2006. Please be advised that our fax number has been changed to 604-687-3253.

     In response to both of the Staff's comments, we advise that we filed an amended current report on Form 8-K on March 30, 2006, attaching letters from both Ernst & Young and Moore Stephens Ellis Foster as Exhibits. The amended
Form  8-K  was  filed  within  24  hours  of  receiving  the  letters.

     We trust that the amended Form 8-K addresses the Staff's comments satisfactorily. Should the Staff need additional information or have questions concerning our response, please do not hesitate to contact us.


Yours  very  truly,


/s/ Thomas Mills
Thomas  E.  Mills
President  &  CEO